CENA

Profit and Loss

January - December 2022

	TOTAL
Income	
CHOWNOW	32,285.53
GRUBHUB	158,647.15
SQUARE	904,704.47
UBER EATS	7,501.49
Total Income	**$1,103,138.64**
Cost of Goods Sold	
Delivery Services	34,343.93
FOOD COGS	
DON LUIS	112,328.53
JETRO	11,295.57
OTHERS food	9,024.21
SUNSET MEAT CORP	41,600.61
SYSCO	34,609.42
Total FOOD COGS	**208,858.34**
LIQUOR COGS	10,999.50
BEER	8,521.01
WINES	10,643.63
Total LIQUOR COGS	**30,164.14**
SUPPLIES & MATERIALS - COGS	
AJ DELI RESTAURANT SUPPLIES	15,269.00
ARROW	4,870.65
OTHERS - COGS	1,094.31
Restaurant Supplies	15,776.77
SODA POP SUPPLIES	2,301.14
Total SUPPLIES & MATERIALS - COGS	**39,311.87**
Total Cost of Goods Sold	**$312,678.28**
GROSS PROFIT	**$790,460.36**
Expenses	
Advertising & Marketing	1,498.89
Bank Charges & Fees	422.43
Car & Truck	3,364.42
Guaranteed Payments	
Luisenny C GP	84,000.00
Total Guaranteed Payments	**84,000.00**
Insurance	23,489.92
Interest Paid	757.84
Legal & Professional Services	2,220.95
ACCOUNTING	6,757.97
Quickbooks Training	600.78
Total Legal & Professional Services	**9,579.70**

	TOTAL
Merchant Account Fees	6,526.65
NYS WITHHOLDINGS	0.00
Office Supplies	2,494.99
Payroll Expenses	
Payroll Processing Fees	8,997.50
Payroll Salaries & Wages	394,301.87
Payroll Taxes	0.00
Fica	30,195.96
Futa	1,209.50
Suta	6,594.91
Total Payroll Taxes	**38,000.37**
Total Payroll Expenses	**441,299.74**
Rent & Lease	65,006.43
Repairs & Maintenance	8,331.51
Sales Tax DTF	86,465.81
Taxes & Licenses	780.84
Utilities	
CONEDISON	21,000.69
INTERNET	1,065.22
NATIONAL GRID	4,631.96
PEST CONTROL	7,839.00
TRASH COMPANY	4,893.22
Total Utilities	**39,430.09**
Total Expenses	**$773,449.26**
NET OPERATING INCOME	**$17,011.10**
Other Income	
Interest Income	7.42
OTHER INCOME	347.71
Total Other Income	**$355.13**
NET OTHER INCOME	**$355.13**
NET INCOME	**$17,366.23**

CENA

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CITIBANK Checking (0157)	21,313.75
CITIBANK SAVING	7.42
Savings	0.00
Total Bank Accounts	**$21,321.17**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Employee Loans/Advances	100.00
ERC Receivable	37,604.00
Inventory Asset	5,000.00
Return Check	0.00
Total Other Current Assets	**$42,704.00**
Total Current Assets	**$64,025.17**
Fixed Assets	
Fixed Assets	30,094.00
Accumulated Depreciation	-30,094.00
Total Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Security Deposit	11,000.00
Total Other Assets	**$11,000.00**
TOTAL ASSETS	**$75,025.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	523.25
Total Accounts Payable	**$523.25**
Credit Cards	
Credit Card	7,546.80

	TOTAL
Total Credit Cards	**$7,546.80**
Other Current Liabilities	
Loan Payable	0.00
Loan Payable SQUARE 2	0.00
Loan SQUARE 3	46,905.91
Loan to/from Partners	-90,969.07
Payroll Liabilities	0.00
Sales Tax Payable	3,008.15
SBAD Loan 2021	127,269.90
Total Other Current Liabilities	**$86,214.89**
Total Current Liabilities	**$94,284.94**
Total Liabilities	**$94,284.94**
Equity	
CitiBank 2020	0.00
Opening Balance Equity	0.00
Partner Distributions	0.00
Partner's Equity - AW	40,798.00
Partner's Distributions - AW	-50,000.00
Total Partner's Equity - AW	**-9,202.00**
Partner's Equity - LC	91,288.00
Partner's Distributions - LC	-100,000.00
Total Partner's Equity - LC	**-8,712.00**
Partner's Equity - OR	-8,712.00
Partner Distributions - OR	-10,000.00
Total Partner's Equity - OR	**-18,712.00**
Retained Earnings	0.00
Net Income	17,366.23
Total Equity	**$ -19,259.77**
TOTAL LIABILITIES AND EQUITY	**$75,025.17**

CENA

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,366.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Return Check	0.00
Accounts Payable (A/P)	523.25
Credit Card	3,632.80
Loan Payable SQUARE 2	-64,223.00
Loan SQUARE 3	46,905.91
Loan to/from Partners	38,265.93
Payroll Liabilities	-4,398.00
Sales Tax Payable	-22,252.85
SBAD Loan 2021	-825.10
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,371.06**
Net cash provided by operating activities	**$14,995.17**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Partner's Equity - AW	40,798.00
Partner's Equity - LC	91,288.00
Partner's Equity - OR	-8,712.00
Partner's Equity - OR:Partner Distributions - OR	-10,000.00
Retained Earnings	-123,374.00
Net cash provided by financing activities	**$ -10,000.00**
NET CASH INCREASE FOR PERIOD	**$4,995.17**
Cash at beginning of period	16,326.00
CASH AT END OF PERIOD	**$21,321.17**